
GRADEY
Helping kids succeed in school!
GRADEY
AP History
85%

INVEST IN **GRADEY**

AI Powered academic assistant to help kids succeed in school, just Ask Gradey!

askgradey.com Pittsburgh, Pennsylvania Technology B2C Edtech

Highlights

1. Huge market and growth potential with 55M+ students in US alone (Initial Target Market ~1M students)
2. Inexpensive Per Student $4.00/month subscription model

(3) Gradey is officially PATENT PENDING, our provisional patent was filed in January 2024

(4) Development complete on a fully functional product with operational Gradey chatbot utilizing GPT-4

(5) Gradey offered as web application (mobile-ready), Android app, and iOS app.

(6) Gradey technology provides AI powered academic virtual assistant with personalized insights

(7) Initial market test showed out $5 Customer Acquisition Cost and 19% Conversion Rate

(8) Future affiliate marketing revenue opportunities (i.e. offering tutoring services in platform)

Our Team



Sanjay Akut Founder/CEO

Seasoned Chief Technology Officer and Carnegie Mellon alum with prior entrepreneur experience and 25+ years of leadership experience.



Craig Neely Chief Growth Officer

Successful business executive with expertise in business strategy, brand building, innovation and team leadership.



David Bock Creative Director

Extensive visual, creative, and design experience working with many startups on their branding and product stories.



Gradey was founded on the belief that parents who get involved have students that perform better in school.

Our Mission:

To unlock the full academic potential of students by helping parents stay informed and engaged, because when parents become involved, children do better in school.

One simple question can make a profound difference on their kids' academic success.

This simple question can make a big difference in a child's academic performance...



"What did you get on your math test last week?"

The Problem

The problem arises when the student isn't always forthcoming with their answer. Trying to find those grades can be a time consuming and complicated process for any parent.

Below is the typical process you'd need to take to answer that question through a school district's portal:

Today, these are the tedious steps to answer that question

Remember the URL of my school's portal

Login using credentials

Click to select the student you are interested in

Click Courses and Grades


Click the course you are interested in


Click the grading period you are interested in


Find the grade you want (and calculate the letter grade yourself)

Once you find the grade you're looking for, it's presented as "18/25," and doesn't mention what percentage of the total class grade it accounts for or whether it lowered or raised their overall course grade or even their overall GPA. Was this a good score or a bad score? **You**, the parent, are left to **figure it out on your own.**

GRADEY

Problem




It is **time consuming** for busy parents to keep up with their kids grades


Lack of proactive notifications make timely conversations with your children difficult


Grade data is very static, **lacking** the **"why"** and **"how"** a grade affects overall academic goals.

The Solution

The solution Gradey provides is an academic virtual assistant that keeps up with grade information for parents and kids, providing instant access to grades along with analysis on how each grade affects overall academic success.

The Solution






Gradey **automatically keeps track** of your kids' grades and provides **proactive notifications**.

"What did Dylan get on his math test last week?" is all you need to send to Gradey to **instantly get the answer**.

Gradey **provides context** for each grade, letting you know **trends** and providing **guidance** on what they need to do to reach their academic goals.

Allowing you to have **timely and meaningful discussions** with your child about their results.

Gradey is an easy way for parents to find the information they're looking for, while providing insights into how certain grades affect overall academic goals.

The Product



GRADEY

Step 1

Parent **registers** with the Gradey app

Step 2

Gradey **collects information** from the parent portal throughout the day

Step 3

Gradey provides **proactive notifications** based on parents' preferences

Step 4

Parents can **Ask Gradey** about their kids' grades and get instant answers

The Product

GRADEY

Gradey provides the context behind the grade





based on trends
Parents can step in to help when needed, or provide praise and congratulations for a job well done.



The US market alone is very large, with 50M+ students in public schools along with 5M+ students in private schools. International expansion in the future is absolutely possible, but our initial target market will focus on 1.1M students.



GRADEY
Market Size
50M students in public schools in the US.
5.1M students in private schools in the US.
Total Addressable Market - 55.1M Students
Initial Target Market:
• Large Private Schools ✅: 500k students
• Large Public School Districts✅: 500k students
• "Known" Parent Portals ✅: 100k students
1.1M Students
Initial Target Market
55.1M
Total Addressable Market

Per student subscription model provides a low barrier to entry to provide parents with a tool to help their kids succeed in school. We plan to offer a "Family Discount" for families with 3 or more children, which would entice families to sign all their kids up at once and create a more

"sticky" solution for their younger children.

Business Model



Monthly Subscription Model

Price is for each registered child in Gradey



FREE
14 Day

Trial



$4.95
per month

Per Child

Projections

Using the averages derived from numerous marketing experiments over the last year, we believe our Customer Acquisition Cost is $5. Starting with a marketing budget of $1000/month, increasing by 10% each month, our projections lead us to more than $50k in revenue during our initial launch year of 2024, increasing to more than $350k revenue in 2025, and more than $1M in 2026. These models also assume a conservative LTV of a customer at 8 months, and we believe Gradey will be "more sticky" than that.

Financials Projections

Proven Customer Acquisition Funnel: Paid Ads

- Cost Per Click (CPC): $0.42
- Conversion Rate: 5%
- Customer Acquisition Cost (CAC): $5.00
  (Initial adv. budget $1000/mo.)

Revenue Stream: Subscription Fees

- Revenue Stream Pricing: $4.95/Month
- Assumed CLV/LTV: 8 months
  (SaaS subscription churn rate avg.)



Forward-looking projections cannot be guaranteed

We have made a lot of progress so far, inclusive of our Proof-of-Concept builds having been piloted in four separate school districts. After this round of fundraising, we plan to continue the pilot launch in our 4 school districts to ready up for a more widespread launch in the Fall of 2024. The traction we gain with this launch will lead us into our seed round of fundraising, which will allow us to further scale out and market more widely. All of this will (hopefully) lead to a projected Series A raise in 2026.

GRADEY

Timeline



Forward-looking projections cannot be guaranteed

We plan to use the funds raised in this round to support the wider launch, fully secure our IP by filing the full patent application and provide us more operational runway leading into the seed round.



Use of Funds

Bridge round raising $50-100K to fully launch Gradey in four school districts and support those users through the remainder of the school year.

- Marketing resources for launch, incl. social media and search ad campaigns
- Development team to support launch customers
- Full patent filing



- Development/Support – 17,000
- Operations/Legal – 23,000
- Marketing/Launch – 10,000

We are very excited about the future of Gradey and to have you as a part of this journey with us. If you have any questions at all, please reach out, as we are always excited to talk about Gradey!



Please reach out with any questions or for more information.

Sanjay Akut, Founder
sanjay.akut@meetgradey.com



GRADEY

Helping kids succeed in school.



GRADEY
Hi there. Ask me anything about Aiden's academics!
Thanks Gradey! How's Aiden doing in math this month?
Aiden's doing great! Last week, he scored a 90% on his mid-term exam.
This week, he has three open assignemnts due this Friday.
Is there anything else I can help with?

GRADEY The Business Challenge

Our Mission

To unlock the full academic potential of students by helping parents stay informed and engaged because when parents become involved, children perform better in school.

Parents ask...

"What did you get on your math test last week?"

This simple question can make a big difference in a child's academic performance...



Current State

Today, these are the tedious steps to answer that question:


https://pbsd-sapphire.k12system.com/CommunityWebPortal/
Remember the URL of my school's portal
COMMUNITY WEB PORTAL
WELCOME
Login using credentials
MY STUDENTS (1)
Click to select the student you are interested in
Courses & Grades
Click Courses and Grades
Click the grading period you are interested in
Click the course you are interested in
Find the grade you want and calculate the letter grade

The Problem



- It is **time consuming** for busy parents to keep up with their kids' grades.
- Lack of proactive notifications makes timely conversations with your child **difficult**.
- Grade data is very static, **lacking the "why" and "how"** a grade affects overall academic goals.









GRADEY The Solution

The Solution

Gradey **automatically keeps track** of your kids' grades and provides proactive notifications.

"What did Dylan get on his math test last week?" is all you need to send to Gradey to **instantly get the answer**.

Gradey **provides context for each grade**, letting you know trends and providing guidance on what they need to do to reach their academic goals.

Allowing you to have **timely and meaningful discussions** with your child about their results.













5:19
Gradey
Hi there, Ask me anything about Aiden's academics!
Thanks Gradey! How's Aiden doing in math this month?
Aiden's doing great! Last week, he scored a 90% on his mid-term exam.
This week, he has three open assignemnts due soon.
Wow! I'm glad to see he's doing so well in math!
Can you tell me more about the upcoming assignments?
Sure thing. Aiden's assignments will be due on 8/23, 8/26, and 9/2.

The Product

WELCOME TO GRADEY!
USERNAME
SchoolParent1758
PASSWORD
Notification! Aiden's math grade has improved by 40 points thisweek!
Thanks Gradey!
Hi there, Ask me anything about Aiden's academics!
Thanks Gradey! How's Aiden doing in math this month?
Aiden's doing great! Last week, he scored a 90% on his mid-term exam.
This week, he has three open assignemnts due this Friday.

Step 1
Parent registers with the Gradey app.

Step 2
Gradey collects information from the parent portal throughout the day.

Step 3
Gradey provides proactive notifications based on parents' preferences.

Step 4
Parents can Ask Gradey about their kids' grades and get instant answers.

 **GRADEY**   The Opportunity

Total Addressable Market
55.1 Million Students

50M Students
U.S. public schools.
+
5.1M Students
U.S. private schools.



Initial Target Market
1.1 Million Students

500K Students
Large U.S. public Schools.
+
500K Students
U.S. Private Schools.
+
100K Students
"Known" Parent Portals

 **GRADEY**   The Business Model

Gradey Business Model

D2C Subscription Model

Price is for each registered child in Gradey
(Tiered pricing for multiple child families)

14 Day
Free Trial

then

$39.95/yr
Per Child

=

Less than
$4.00/mo

Gradey Business Model



B2B Business Model

Private School Partnerships

Tiered Pricing
Pricing is based on school size, making it scalable and affordable for institutions of varying sizes.

Nominal Cost Per Student
The cost is minimal compared to the overall tuition, making it an easy addition to a school's budget.



GRADEY Timeline





May 22'
Joined Launchpeer
June/July 22'
Ran Product Proof Test
August 22'
Gradey Inc. Incorporated
Q422'
Close Funding Round
Q423' - Q124'
Pilot Launch for 23/24 SY
Q224'
Bridge Funding Round
Q324'
Pilot Launch to Districts
Q424'
Seed Funding Round
Q126'
Series A Round

Spend Category	Amount	Percent
Marketing and Advertising	$25,000	11.26%
Full Patent Filing	$20,000	9.01%
Cloud Infrastructure Costs (12 months)	$30,000	13.51%
EdLink Licensing (12 months)	$12,000	5.41%
Development/Product Support Contractors (12 months)	$50,000	22.52%
Operations/Legal (12 months)	$30,000	13.51%
ISO27001 Certification	$25,000	11.26%
Sales (12 months)	$30,000	13.51%
Total	**$222,000**	**100%**

GRADEY Meet the Team

Sanjay Akut
CEO/CTO

Seasoned CTO, entrepreneur, and senior corporate leader with 30 years of experience. He is a Carnegie Mellon alum, bringing a wealth of knowledge and expertise to the table.

Craig Neeley
Chief Growth Officer

Successful business executive with expertise in business strategy, brand building, innovation and team leadership.

David Bock
Chief Creative Officer

25 years of creative leadership, designing user experiences, directing creative, and implementing user-centric strategies





Thank You!

GRADEY
Hi there. Ask me anything about Aiden's academics!
Thanks Gradey! How's Aiden doing in math this month?





The GRADEY Team

Aiden's doing great!
Last week, he scored a 90% on his mid-term exam.
This week, he has three open assignemnts due this Friday.
Is there anything else I can help with?